

SECUR

08028808

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- ⬤50894

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mosaic Funds Distributor, LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8777 N. Gainey Center Drive
                                                    (No. and Street)

Scottsdale   **Arizona**   **85258**
         (City)   (State)   (Zip Code)

PROCESSED

MAR 31 2008

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Richard Mason, Principal   (480) 443-9537
                                                            (Area Code - Telephone Number)

THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   McGladrey & Pullen, LLP
                          (Name - if individual, state last, first, middle name)

One South Wacker Drive, Suite 800   Chicago   Illinois   60606
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **W. Richard Mason**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Mosaic Funds Distributor, LLC**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Principal
Title

_____
Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Mosaic Funds Distributor, LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mosaic Funds Distributor, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
February 21, 2008

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

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Mosaic Funds Distributor, LLC

Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	23,393
Securities owned, at fair value		19,184
Prepaid expenses		13,532
Total assets	**$**	**56,109**
Member's Capital	**$**	**56,109**

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Operations
Year Ended December 31, 2007

Revenue:		
Contract revenue	$	24,357
Distribution in connection with merger of regulatory organizations		35,000
Other		1,327
		60,684
Expenses,		
Operating expenses		24,529
Net income	$	36,155

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2007

Balance, December 31, 2006	$	54,954
Net income		36,155
Distribution to member		(35,000)
Balance, December 31, 2007	$	56,109

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Cash Flows
Year Ended December 31, 2007

Cash Flows from Operating Activities		
Net income	$	36,155
Adjustment to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		172
Decrease in other assets		2,200
Decrease in accounts payable		(2,000)
Net cash provided by operating activities		36,527
Cash Flows from Investing Activities		
Purchases of securities and other investments		(19,184)
Proceeds from sales of securities owned		18,482
Net cash used in investing activities		(702)
Cash Flows from Financing Activities		
Distribution to member,		
Net cash used in financing activities		(35,000)
Increase in cash and cash equivalents		825
Cash and cash equivalents:		
Beginning		22,568
Ending	$	23,393

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Mosaic Funds Distributor, LLC (the "Company") is a Wisconsin limited liability company formed on December 19, 1997, and is a registered broker dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Madison Investment Advisors, Inc. The Company's sole business activities are to serve as the marketing agent and distributor of the Madison Mosaic family of no-load mutual funds.

The Company operates under the provisions of Paragraph (k)(1) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of rule 15c3-3. Essentially, the requirements of Paragraph (k)(1) provide that the Company limits its transactions to the purchase, sale, and redemption of redeemable securities of mutual funds and promptly transmits all funds received and delivers securities to customers.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Contract revenue represents amounts earned for services related to its marketing and distribution of mutual funds. Contract revenue is earned as such services are provided.

Cash equivalents: The Company considers cash and short-term liquid investments with a maturity date, when purchased, of three months or less to be cash or cash equivalents.

Securities owned: Securities owned include a certificate of deposit with a maturity date, when purchased, of more than three months held at a reputable financial institution.

Income tax status: The Company is organized as a limited liability company. Accordingly, the member separately accounts for the Company's items of taxable income, deductions, losses, and credits. As a result, no income taxes have been recognized in the accompanying financial statements.

New accounting pronouncements: In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of member's capital. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. FIN 48 is effective for the Company in its year ended December 31, 2008. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and its potential effect on the financial statements.

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Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. SFAS 157 is effective for the Company in its year ended December 31, 2008. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is effective for the Company in its year ended December 31, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 159, if any, on our financial position, results of operations and cash flows.

Note 2. Significant Business Relationships and Related Party Transactions

The Company relies entirely on the operational support of Madison Mosaic, LLC ("Madison Mosaic"), another wholly owned subsidiary of Madison Investment Advisors, Inc., for its day-to-day staffing and operations. All persons associated with the Company are employees of Madison Mosaic, LLC and such firms share office space and supplies. The relationship between the Company and Madison Mosaic is documented in a Services Agreement between the companies dated January 29, 1998 and in a Distributor Services Compensation Agreement dated July 1, 2000 (collectively, the "Service Agreements"). The Service Agreements will terminate in the event Madison Mosaic or Madison Investment Advisors, Inc. ceases to serve as the investment advisor to the Madison Mosaic family of mutual funds. The Company earned contract revenue from Madison Mosaic in the amount of $24,357 for the year ended December 31, 2007.

The Company distributed $35,000 to Madison Investment Advisors, Inc. during the year ended December 31, 2007.

Note 3. Distribution in Connection with Merger of Regulatory Organizations

During 2007, the New York Stock Exchange and the National Association of Securities Dealers, Inc. ("NASD") merged their member regulation functions. In connection with the merger, the Company received a distribution of $35,000 as a member of the NASD.

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $42,529, which was $37,529 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

Mosaic Funds Distributor, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2007

	Schedule I
Net Capital:	
Total member's capital:	$ 56,109
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	13,532
Net capital before haircuts on securities positions	42,577
Haircuts on securities:	
Certificate of deposit	48
Net capital	42,529
Computation of basic net capital requirement, minimum	
net capital required	5,000
Excess net capital	$ 37,529
Aggregate indebtedness	$ -
Ratio: Aggregate indebtedness to net capital	0.00 to 1

Note: There are no material differences between the above computation and the Company's corresponding
unaudited Form X-17A-5 as of December 31, 2007.

Mosaic Funds Distributor, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2007   **Schedule II**

_____

None, the Company is exempt from rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2007   **Schedule III**

_____

None, the Company is exempt from rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

In planning and performing our audit of the financial statements of Mosaic Funds Distributor, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 21, 2008



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END